CUSIP No. 55977T109	Page 1 of 22 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

MAGYAR BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55977T109
(CUSIP Number)

Mr. Richard Lashley
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL  60540
(973) 360-1666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 55977T109	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON
Financial Edge Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		169,091
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		169,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,091

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 55977T109	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON
Financial Edge—Strategic Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		77,848
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		77,848
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,848

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 55977T109	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON
Goodbody/PL Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		79,667
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		79,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 55977T109	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON
PL Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		264,194
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		264,194
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,194

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%

14	TYPE OF REPORTING PERSON OO

CUSIP No. 55977T109	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON
Goodbody/PL Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		79,667
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		79,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,667

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%

14	TYPE OF REPORTING PERSON OO

CUSIP No. 55977T109	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON
PL Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		343,861
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		343,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,861

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%

14	TYPE OF REPORTING PERSON OO

CUSIP No. 55977T109	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON
John W. Palmer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		343,861
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		343,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,861

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 55977T109	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON
Richard J. Lashley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		343,861
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		343,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,861

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 55977T109	Page 10 of 22 Pages

1	NAME OF REPORTING PERSON
Beth R. Lashley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF	7	SOLE VOTING POWER
SHARES		25,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		25,000
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 55977T109	Page 11 of 22 Pages

1	NAME OF REPORTING PERSON
PL Capital/Focused Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		17,255
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH		17,255
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,255

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 55977T109	Page 12 of 22 Pages

Item 1.	Security and Issuer

This amended Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Magyar Bancorp, Inc. (the “Company” or “Bancorp”).  The address of the principal executive offices of the Company is 400 Somerset Street, New Brunswick, NJ 08901.

Item 2.	Identity and Background

This amended Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this amended Schedule 13D are collectively the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to Amendment No. 1 to this Schedule 13D.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

•
PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

•	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC; and

•	Beth R. Lashley, as an individual. Beth R. Lashley is the spouse of Richard J. Lashley.

CUSIP No. 55977T109	Page 13 of 22 Pages

(a)-(c)      This statement is filed by Mr. John W. Palmer, Mr. Richard J. Lashley and Ms. Beth R. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund, and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2)
shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP; and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP; and

(3)	shares of Common Stock held by Beth Lashley in record name.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Beth Lashley, Mr. Palmer and Mr. Lashley is:  c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

Beth Lashley is not employed.

(d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           All of the individuals who are members of the PL Capital Group are citizens of the United States.

CUSIP No. 55977T109	Page 14 of 22 Pages

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 368,861 shares of Common Stock of the Company acquired at an aggregate cost of $3,535,290.

From time to time, members of the PL Capital Group may purchase Common Stock on margin provided by BNP Paribas Prime Brokerage, Inc. (“BNP Paribas”) on such firms’ usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no member of the PL Capital Group has margin from BNP or other loans outstanding secured by Common Stock except Financial Edge, Financial Edge Strategic and Goodbody/PL LP.

The amount of funds expended by Financial Edge Fund to acquire the 169,091 shares of Common Stock it holds in its name is $1,624,890.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Financial Edge Strategic to acquire the 77,848 shares of Common Stock it holds in its name is $771,216.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Focused Fund to acquire the 17,255 shares of Common Stock it holds in its name is $71,555.  Such funds were provided from Focused Fund’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Goodbody/PL LP to acquire the 79,667 shares of Common Stock it holds in its name is $817,629.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Beth Lashley to acquire the 25,000 shares of Common Stock she holds in her name is $250,000.  Such funds were provided from Ms. Lashley’s personal funds.

Item 4.	Purpose of Transaction

This is the PL Capital Group’s third amendment to its Schedule 13D filing.  The PL Capital Group owns 6.4% of the Company’s Common Stock, based upon the Company’s aggregate outstanding shares as of December 31, 2009.  PL Capital Group’s intent is to influence the policies of the Company and assert PL Capital Group’s stockholder rights.  The PL Capital Group does not have an intent, nor has it reserved the right, to engage in a control transaction, or any contested solicitation for the election of directors.

CUSIP No. 55977T109	Page 15 of 22 Pages

On January 20, 2010, the PL Capital Group commenced distribution of a letter to stockholders dated January 15, 2010 and issued a press release dated January 20, 2010 stating the PL Capital Group’s intent to withhold its votes for the Company’s directors at the Company’s 2010 annual meeting of stockholders and encouraging other stockholders to do the same. A copy of the letter is attached to this amended Schedule 13D as Exhibit 10 and a copy of the press release is attached to this amended Schedule 13D as Exhibit 11.

On November 5, 2009, Messrs. Palmer and Lashley sent a letter to the board of directors requesting that the board reduce director fees and take other actions.  A copy of the letter is attached as Exhibit 4 to Amendment No. 2 to this Schedule 13D.

On October 7, 2009, Mr. Lashley sent a letter to the Company demanding a list of the stockholders of the Company and related stockholder information, a copy of which was attached as Exhibit 2 to Amendment No. 1 to the Schedule 13D.  On October 16, 2009, the Company responded to the Company denying the request, a copy of which is attached as Exhibit 5 to Amendment No. 2 to this Schedule 13D.  In response, the PL Capital Group sent a letter dated October 21, 2009 reiterating its demand, a copy of which is attached as Exhibit 6 to Amendment No. 2 to this Schedule 13D.  The Company again refused the demand in a letter dated October 28, 2009, a copy of which is attached as Exhibit 7 to Amendment No. 2 to this Schedule 13D.  In response, the PL Capital Group reiterated its demand and supplied additional information to the Company in a letter dated October 30, 2009, a copy of which is attached as Exhibit 8 to Amendment No. 2 to this Schedule 13D.  Then the Company agreed to comply generally with the demand in a letter dated November 6, 2009, a copy of which is attached as Exhibit 9 to Amendment No. 2 to this Schedule 13D.

On March 19, 2009, Messrs. Lashley and Palmer made a presentation to the Company’s board of directors on various strategic alternatives for the Company.  A copy of the presentation was attached as Exhibit 3 to Amendment No. 1 to the Schedule 13D.

Unless otherwise noted in this amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.  Members of the PL Capital Group may make further purchases of shares of Common Stock, although the PL Capital Group has no present intention of ever increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock.  Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

CUSIP No. 55977T109	Page 16 of 22 Pages

Item 5.	Interest in Securities of the Company

The percentages used in this amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 5,767,434, reported as the number of outstanding shares as of August 1, 2009, in the Company’s Form 10-Q filed August 14, 2009.

The PL Capital Group made transactions in the Common Stock within the past 60 days as noted below:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund made the following purchases (and no sales) of Common Stock in the past 60 days:

Date	Number of Shares Purchased	Price per Share	Total Cost
12/16/09	100	3.85	435
12/31/09	200	4.00	850
(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)          Financial Edge Strategic made the following purchases (and no sales) of Common Stock in the past 60 days.
Date	Number of Shares Purchased	Price per Share	Total Cost
12/15/09	350	3.89	1,411
12/16/09	100	3.85	435
(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr.

CUSIP No. 55977T109	Page 17 of 22 Pages

Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund made the following purchases (and no sales) of Common Stock in the past 60 days.

Date	Number of Shares Purchased	Price per Share	Total Cost
12/15/09	800	3.89	3,162
12/16/09	100	3.85	435

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund with regard to those shares of Common Stock.

(D)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP made no purchases or sales of Common Stock in the past 60 days.

(d)
Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 55977T109	Page 18 of 22 Pages

(E)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)
PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.  Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)
PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.  Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(G)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)
Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)	Mr. John W. Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer did not purchase or sell any shares of Common Stock directly.

CUSIP No. 55977T109	Page 19 of 22 Pages

(I)	Mr. Richard J. Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley did not purchase or sell any shares of Common Stock directly.

(J)	Beth Lashley

(a)-(b)	See cover page.

(c)	Beth Lashley made no purchases or sales in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any.  With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 55977T109	Page 20 of 22 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement*
2	Demand Letter for Stockholder Records*
3	Presentation to Board of Directors*
4	Letter to Board of Directors dated November 5, 2009*
5	Letter from Company to PL Capital Group dated October 16, 2009 Related to Demand for Stockholder Records*
6	Letter from PL Capital Group dated October 21, 2009 Related to Demand for Stockholder Records*
7	Letter from Company to PL Capital Group dated October 28, 2009 Related to Demand for Stockholder Records*
8	Letter from PL Capital Group dated October 30, 2009 Related to Demand for Stockholder Records*
9	Letter from Company to PL Capital Group dated November 6, 2009 Related to Demand for Stockholder Records*
10	Letter from PL Capital Group dated January 15, 2010 to Stockholders
11	Press Release dated January 20, 2010

*Previously filed.

CUSIP No. 55977T109	Page 21 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      January 20, 2010

FINANCIAL EDGE FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

CUSIP No. 55977T109	Page 22 of 22 Pages

GOODBODY/PL CAPITAL, L.P.

By:	GOODBODY/PL CAPITAL, LLC
General Partner

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

PL CAPITAL, LLC

By:	/s/ John W. Palmer	/s/ Richard J. Lashley
	John W. Palmer	Richard J. Lashley
	Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Beth Lashley
Beth Lashley